Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of June 30, 2016

FUND FACTS

Inception Date:	5/26/2004
Total Fund Assets:	$29.4 million
Total Firm Assets:	$ 4.7 billion
Symbol:	MERVX
CUSIP:	589512102

As of the end of June, the Fund returned -0.38% for the month, 0.86% YTD, and 4.79% annualized since inception.

PERFORMANCE

as of Month-End: June 30, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.00%	0.86%	-0.78%	1.59%	1.00%	4.79%
BofA Merrill Lynch 3-month T-Bill	0.07%	0.15%	0.19%	0.09%	0.09%	1.37%
Barclays Aggregate Bond Index	2.22%	5.32%	6.04%	4.07%	3.77%	4.78%
S&P 500 Index	2.46%	3.84%	3.99%	11.66%	12.10%	7.55%

as of Quarter-End: June 30, 2016

	3-month	YTD	1-year	3-year	5-year	Since Inception[1]
The Merger Fund VL	0.00%	0.86%	-0.78%	1.59%	1.00%	4.79%
BofA Merrill Lynch 3-month T-Bill	0.07%	0.15%	0.19%	0.09%	0.09%	1.37%
Barclays Aggregate Bond Index	2.22%	5.32%	6.04%	4.07%	3.77%	4.78%
S&P 500 Index	2.46%	3.84%	3.99%	11.66%	12.10%	7.55%

[1]Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. YTD and 3-month performance is not annualized. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. As of the April 22, 2016 Prospectus, the Fund's total annual operating expense ratio was 2.60%.   After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2017 only with approval of the Board of Trustees), total annual operating expenses were 1.82%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

HISTORICAL PERFORMANCE SINCE INCEPTION

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2016	-0.96%	0.29%	1.54%	-0.95%	1.34%	-0.38%							0.86%
2015	-0.18%	1.66%	-0.09%	0.09%	0.45%	-1.17%	-0.18%	-1.10%	-1.30%	1.31%	-0.46%	0.11%	-0.90%
2014	-0.55%	1.10%	0.09%	0.45%	1.00%	0.81%	-0.53%	0.89%	-1.33%	-1.17%	0.45%	0.18%	1.37%
2013	-0.57%	0.19%	0.67%	0.28%	0.09%	-0.28%	1.04%	0.09%	0.84%	0.74%	0.09%	0.63%	3.88%
2012	-0.10%	0.96%	0.28%	0.38%	-1.51%	0.19%	0.29%	0.95%	-0.19%	-1.04%	1.05%	1.26%	2.52%
2011	0.91%	0.45%	1.61%	0.88%	0.00%	-0.35%	-1.66%	-2.85%	-1.19%	2.13%	0.82%	0.24%	0.88%
2010	0.56%	0.74%	0.74%	-0.27%	-1.93%	0.84%	1.30%	0.83%	1.18%	0.45%	0.18%	0.59%	5.29%
2009	0.71%	-0.50%	4.04%	1.26%	0.77%	0.57%	0.57%	1.13%	0.74%	0.09%	0.55%	1.34%	11.80%
2008	-2.61%	2.37%	-1.51%	4.40%	3.62%	-3.59%	2.55%	2.68%	-3.17%	-2.50%	0.10%	1.85%	3.80%
2007	1.30%	1.45%	0.42%	0.92%	1.99%	-0.24%	-1.55%	1.16%	0.25%	1.31%	-4.36%	-0.39%	2.11%
2006	2.37%	1.96%	1.31%	0.52%	1.29%	3.05%	0.58%	1.55%	0.81%	0.80%	0.08%	1.14%	16.56%
2005	0.00%	0.09%	0.94%	0.00%	1.31%	0.46%	1.38%	0.72%	0.27%	-3.67%	1.86%	1.19%	4.53%
2004						0.30%	-1.40%	1.52%	0.80%	0.79%	1.97%	2.32%	6.42%

STATISTICAL ANALYSIS

	Standard Deviation	Sharpe Ratio	Beta	Correlation	Maximum Drawdown	Months to Recover
The Merger Fund VL	4.67%	1.02	0.19	0.34	-7.22%	4
BofA Merrill Lynch 3-month T-Bill	0.54%	2.46	0.00	0.01	-0.01%	1
Barclays Aggregate Bond Index	3.17%	1.49	0.00	0.00	-3.82%	2
S&P 500 Index	14.19%	0.58	1.00	1.00	-50.95%	37

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Fund Snapshot as of June 30, 2016

MONTHLY PORTFOLIO COMPOSITION

Position Summary

Top five positions as % of net assets:	22.97%
Average position size:	1.21%
Number of long positions[1]:	64
Number of short positions[1]:	30
% Invested:	77.66%
Short positions as a % of net assets:	20.08%

[1]The Fund's net exposure (i.e., long positions less short positions) may not be an accurate indicator of the Fund's directional exposure. The Fund's short positions are often established as part of the Fund's exposure to a particular merger or other event-driven opportunity, rather than to effect a negative investment view of the Fund's investment adviser. Accordingly, the Fund may have a greater number of short positions if a greater percentage of the Fund's merger-arbitrage positions are comprised of stock-for-stock transactions (as opposed to, for example, cash transactions).

Regional Exposure



- United States 80.53%
- Europe ex-U.K. 9.35%
- United Kingdom 7.90%
- Australia 1.35%
- Asia ex-Japan 0.40%
- Japan 0.37%
- North America offshore 0.11%

By Deal Terms



- Cash & Stock 33.64%
- Cash 31.51%
- Stock and Stub 15.97%
- Stock with Fixed Exchange Ratio 10.11%
- Undetermined* 6.93%
- Stock with Flexible Exchange Ratio (Collar) 1.83%

Sector Breakdown



- Information Tech. 27.84%
- Consumer Disc. 20.92%
- Financials 11.11%
- Materials 10.38%
- Industrials 9.31%
- Health Care 7.60%
- Consumer Staples 7.55%
- Utilities 2.86%
- Energy 2.42%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

Must be preceded or accompanied by a current prospectus or summary prospectus.
Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. Indices are unavailable for direct investment; **The BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. **Standard Deviation** is the degree by which returns deviate relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** measures the volatility of the fund, as compared to that of the overall market. The market's beta is set at 1.00; a beta higher than 1.00 is considered to be more volatile than the market, while a beta lower than 1.00 is considered to be less volatile; **Correlation** is calculated using R-Squared. R-Squared is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Maximum Drawdown** is measured from the time a retrenchment begins to when a new high is reached. Drawdowns help determine an investment's financial risk; **Months to Recover** measures the amount of time it took for an investment to recover from the referenced drawdown.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

As of June 30, 2016:

QTD 2016:	0.00%
YTD 2016:	0.86%

Total Fund Assets:	$29.4 million
Total Firm Assets:	$ 4.7 billion

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



- United States — 80.53%
- Europe ex-U.K. — 9.35%
- United Kingdom — 7.90%
- Australia — 1.35%
- Asia ex-Japan — 0.40%
- Japan — 0.11%
- North America offshore — 0.37%

SECTOR EXPOSURE



- Information Tech. — 27.84%
- Consumer Disc. — 20.92%
- Financials — 11.11%
- Materials — 10.38%
- Industrials — 9.31%
- Health Care — 7.60%
- Consumer Staples — 7.55%
- Utilities — 2.86%
- Energy — 2.42%

DEAL TERMS



- Cash & Stock — 33.64%
- Cash — 31.51%
- Stock and Stub — 15.97%
- Stock with Fixed Exchange Ratio — 10.11%
- Undetermined* — 6.93%
- Stock with Flexible Exchange Ratio (Collar) — 1.83%

FUND FACTS

Portfolio Characteristics

Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.60%
Portfolio Turnover Rate:[1]	167%

PORTFOLIO

Equity Investments

Number of Long Positions:	64
Number of Short Positions:	30
Average Position Size:	1.21%
Quarter-end % Invested:	77.66%
Short Positions as a % of Net Assets:	20.08%

Ten Largest Positions as a Percent of Net Assets	40.73%
EMC Corporation	
SABMiller plc	
KLA-Tencor Corp.	
Starwood Hotels & Resorts Worldwide Inc.	
Tyco International plc	
Yahoo! Inc.	
LinkedIn Corporation	
Jarden Corporation	
Ingram Micro Inc.	
The Valspar Corporation	

Type of Buyer	
Strategic	94.72%
Financial	5.28%

By Deal Type	
Friendly	100.00%
Hostile	0.00%

Average Annualized Total Returns as of 6/30/2016	1-year	3-year	5-year	Since Inception*
The Merger Fund VL	-0.78%	1.59%	1.00%	4.79%
S&P 500 Index	3.99%	11.66%	12.10%	7.55%
Barclays Agg. Bond Index	6.04%	4.07%	3.77%	4.78%
HFRX Absolute Return Index	0.60%	1.74%	1.10%	0.20%
BofA Merrill Lynch 3-month T-Bill	0.19%	0.09%	0.09%	1.37%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1] For period ending 12/31/15.

[2] The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2017.

*Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

The Merger Fund VL
A Westchester Capital Fund

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	Attribution	Deal	Attribution
Baxalta Incorporated	0.31%	Alere, Inc.	-0.57%
Time Warner Cable Inc.	0.16%	Allergan, Inc.	-0.19%
Energy Future	0.15%	General Motors Co.	-0.14%
Dow Chemical Company	0.15%	Ingram Micro Inc.	-0.10%
Jarden Corporation	0.13%	Syngenta AG	-0.10%
Starwood Property Trust, Inc.	0.12%	West China Cement Limited	-0.08%

PERFORMANCE SUMMARY

Cumulative Change in Value of a $10,000 Investment Since Inception



This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. **The Barclays Aggregate Bond Index** is an intermediate term index comprised of investment grade bonds. **The HFRX Absolute Return Index** is designed to be representative of the overall composition of the hedge fund universe. As a component of the optimization process, the index selects constituents which characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of equity market and hedge fund industry performance. **The BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month.

Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

SECOND QUARTER 2016 FACT SHEET | Ticker Symbol | **MERVX**

INVESTMENT PHILOSOPHY

The Fund seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

PRINCIPAL INVESTMENT STRATEGY

The Fund normally invests at least 80% of its total assets in companies involved in publicly announced mergers, takeovers and other corporate reorganizations. For most of its merger arbitrage investments, the Fund's potential profit is equal to the difference between the price at which it acquires the target company's shares and their expected value upon completion of the transaction.

FUND FACTS

Inception Date:	5/26/2004
Minimum Initial Investment:	$2,000
Total Fund Assets:	$29.4 million
Assets in the Strategy:	$4.0 billion
Portfolio Turnover Rate[1]:	167%
Management Fee:	1.25%
Total Operating Expense[1]:	2.60%
Net Expenses before investment related expenses[2]:	1.40%

[1] Per prospectus dated April 22, 2016.

[2] The adviser has agreed to waive operating expenses, excluding brokerage commissions, short dividends, interest expenses, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2017.

For more than 20 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute, non-correlated returns regardless of market movements.

PERFORMANCE — JUNE 30, 2016

Cumulative Change in Value of a $10,000 Investment



The Merger Fund VL
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$17,609
May-04
Dec-04
Jul-05
Feb-06
Sep-06
Apr-07
Nov-07
Jun-08
Jan-09
Aug-09
Mar-10
Oct-10
May-11
Dec-11
Jul-12
Feb-13
Sep-13
Apr-14
Nov-14
Jun-15
Jan-16

This chart illustrates the performance of a hypothetical $10,000 investment made in the Fund at inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge. This chart does not imply any future performance.

Average Annualized Total Returns and Risk Metrics

	Q2	YTD	1-year	3-year	5-year	Since Inception[3]
The Merger Fund VL	0.00%	0.86%	-0.78%	1.59%	1.00%	4.79%
BofA 3-month T-Bill	0.07%	0.15%	0.19%	0.09%	0.09%	1.37%
S&P 500 Index	2.46%	3.84%	3.99%	11.66%	12.10%	7.55%

	Standard Deviation*	Sharpe Ratio*	Beta	Correlation
The Merger Fund VL	4.67%	1.02	0.19	0.34
BofA 3-month T-Bill	0.54%	2.46	0.00	0.01
S&P 500 Index	14.19%	0.58	1.00	1.00

* 3-month T-Bill used for risk-free rate

[3] Performance is calculated for the period from June 1, 2004, the first full month of the life of the Fund. Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Definitions: **The BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index.





Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

Second Quarter 2016 Fact Sheet

PORTFOLIO	
Top ten positions:	40.73%
Average position size:	1.21%
Number of long positions:	64
Number of short positions:	30
Percent invested:	77.66%

GEOGRAPHIC ALLOCATION as a % of longs	
U.S.:	80.53%
Europe ex-U.K.:	9.35%
United Kingdom:	7.90%
Australia:	1.35%
Asia ex-Japan:	0.40%
Japan:	0.37%
North America offshore:	0.11%

TOP TEN EQUITY HOLDINGS
EMC Corporation
SABMiller plc
KLA-Tencor Corp.
Starwood Hotels & Resorts Worldwide Inc.
Tyco International plc
Yahoo! Inc.
LinkedIn Corporation
Jarden Corporation
Ingram Micro Inc.
The Valspar Corporation

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

FUND MANAGERS

ROY D. BEHREN | Began career in 1987
With Westchester Capital Management since 1994;
Portfolio Manager since 2007

Mr. Behren received a degree in Economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in corporate law from New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
With Westchester Capital Management since 1996;
Portfolio Manager since 2007

Mr. Shannon received a degree in Finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

WHY INVEST WITH US?

The Merger Fund VL offers investors access to an alternative investment strategy in a *tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,500 corporate reorganizations over more than 30 years,** Westchester Capital Management is a recognized expert in event-driven investing.
- **The Merger Fund®, launched in 1989,** was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.
- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.